UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FiscalNote Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

337655 104

(CUSIP Number)

c/o FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue NW, 6th Floor,

Washington, D.C. 20004

(202) 793-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Hwang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 180,578,107(1)(2)
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 9,971,155 (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,971,155 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Reflects (i) 2,143,870 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), over which Timothy T. Hwang, as Trustee of the Timothy T. Hwang Revocable Trust, originally dated January 10, 2019 (“Hwang Trust”) has the right to acquire sole voting and dispositive power upon the exercise of options exercisable as of or within 60 days; (ii) 538,996 shares of Class A Common Stock held by Mr. Hwang and 179,666 shares of Class A Common Stock which are issuable upon the vesting of restricted stock units as of or within 60 days; and (iii) 7,108,623 shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), held by the Hwang Trust, over which Mr. Hwang has sole voting and dispositive power.

(2)

Based on 123,121,480 shares of Class A Common Stock and 8,290,921 shares of Class B Common Stock outstanding as of September 20, 2022 as reported in the Issuer’s Form S-1/A filed on September 9, 2022 plus 538,996 shares of Class A Common Stock issued upon the vesting of restricted stock units on October 5, 2022. The Class A Common Stock and Class B Common Stock have identical economic rights, but holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to 25 votes per share.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy T. Hwang Revocable Trust, originally dated January 10, 2019
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 179,859,445(1)(2)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,252,493(1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,252,493(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Reflects (i) 2,143,870 shares of Class A Common Stock over which the Hwang Trust has the right to acquire sole voting and dispositive power upon the exercise of options exercisable as of or within 60 days; and (ii) 7,108,623 shares of Class B Common Stock held by the Hwang Trust. over which Mr. Hwang has sole voting and dispositive power.

(2)

Based on 123,121,480 shares of Class A Common Stock and 8,290,921 shares of Class B Common Stock outstanding as of September 20, 2022 as reported in the Issuer’s Form S-1/A filed on September 9, 2022 plus 538,996 shares of Class A Common Stock issued upon the vesting of restricted stock units on October 5, 2022. The Class A Common Stock and Class B Common Stock have identical economic rights, but holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to 25 votes per share.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed to amend the statement on Schedule 13D filed by Timothy Hwang and the Timothy T. Hwang Revocable Trust, originally dated January 10, 2019 (together, the “Reporting Persons”) on August 8, 2022 (the “Original Statement”), and relates to shares of the Class A Common Stock and Class B Common Stock of FiscalNote Holdings, Inc., a Delaware Corporation (the “Issuer”).

The Original Statement is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Original Statement remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Original Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

Timothy Hwang

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Receipt of Equity Awards Pursuant to Employment Contract. On October 5, 2022, Mr. Hwang received awards of 2,155,984 restricted stock units, each representing a contingent right to receive one share of the Issuer’s Class A Common Stock (“RSUs”), and non-qualified stock options to purchase 1,437,323 shares of Class A Common Stock of the Issuer pursuant to the terms of his employment agreement with the Issuer. Pursuant to the terms of Mr. Hwang’s employment agreement, which specifies an April 1, 2022 vesting commencement date for these awards, twenty-five percent (25%) of the RSUs were deemed vested as of the date of issuance. One twenty-fourth (1/24th) of the RSUs shall vest on the first day of each calendar month commencing November 1, 2022 and continuing through April 1, 2024. The stock options vest in four equal annual installments commencing April 1, 2023.

(d) Except as described in Item 2, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock or the shares of the Class B Common Stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2022

By:	/s/ Todd Aman, Attorney-in-Fact for Timothy Hwang
Name:	Todd Aman

Timothy T. Hwang Revocable Trust, originally dated January 10, 2019

By:	/s/ Todd Aman, Attorney-in-Fact, for Timothy Hwang, Trustee
Name:	Todd Aman